

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

March 2, 2010

Dr. Roger Crystal
Chief Executive Officer
Lightlake Therapeutics Inc.
54 Baker Street, 6th Floor
London, England
W1U 7BU

      Re: **Lightlake Therapeutics Inc.**
               Form 10-K for the Fiscal Year Ended July 31, 2009
               Filed October 15, 2009
               Form 10-Q for the Fiscal Quarter Ended October 31, 2009
               Filed December 21, 2009
               File No. 333-139915

Dear Dr. Crystal:

        We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended July 31, 2009

Report of Independent Registered Public Accounting Firm, page 6

1.	Please ask your independent auditor to revise its report in conformity with the requirements in Auditing Standard No. 1, *Reference in Auditors' Report to the Standards of the Public Company Accounting*, and AU Section 508, *Reports on Audited Financial Statements*. Please also ask your independent auditor to explain whether explanatory language for the substantial doubt about your ability to continue as a going concern should be included in its report.

2.	If your financial statements for the fiscal year ended July 31, 2008 were audited by a predecessor auditor, please amend your filing to include the predecessor auditor's report.

Financial Statements

3.	Please modify the title of your financial statements to clearly indicate that you are a development stage company.

Closing Comments

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Suying Li at (202) 551-3335, or Sandy Eisen at (202) 551-3864, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief